

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 18, 2005

Via facsimile and U.S. Mail

Mr. Michael C. Linn
President and Chief Executive Officer
Linn Energy, LLC
650 Washington Road, 8th Floor
Pittsburgh, Pennsylvania 15228

Re: Linn Energy, LLC
      Amendment No. 2 to Registration Statement on Form S-1
      Filed October 31, 2005
      File No. 333-125501

Dear Mr. Linn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We reissue prior comment 2 as it relates to your filing of all required exhibits and appendices, including the limited liability agreement and opinions of counsel.

2. We note your response to prior comment 3. Please continue to monitor your need to update the information contained in your registration statement, including updated Capitalization table information and updated information regarding your NASDAQ application. With regard to bracketed information, we refer to items such as percentages and the amount of dilution to new investors.

3. Revise to make clear that absent the $17.2 million in borrowings under the credit facility, you would experience a shortfall of that amount in 2006. We note the tabular disclosure you provided in response to prior comment 5 in that regard.

Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 11

4. We note that you have disclosed pro forma financial information for your statements of operations data as of December 31, 2004. Please also disclose pro forma financial information for your statements of operations data and balance sheet data as of your most recent interim period. This comment also applies to your selected financial information disclosed beginning on page 51.

Summary Reserve and Operating Data, page 14

5. We have reviewed your response to prior comment number ten. Please revise your caption to refer to the standardized measure rather than also referring to the term PV-10. The metric PV-10 can be defined differently and the current presentation may cause investor confusion. This comment applies to all such disclosure throughout your registration statement.

6. We note your disclosure in note (2) on page 15. Please remove your reference to PV-10 and clarify that your calculation of the standardized measure does not include income tax solely for the reason that you as a LLC are not subject to income tax, if true. Otherwise revise your calculation and its definition to comply with paragraph 30 of SFAS 69.

Cash Distribution Policy and Restrictions on Distributions, page 38

7. In our prior comment number 18, we requested that you include a discussion that identifies when you anticipate being able to achieve the level of expected cash distributions and the means by which you intend to achieve such levels. We also requested that you include a discussion of the types and levels of activities you will

need to undertake to generate the cash flows you describe. We were unable to locate these disclosures. In your next amendment, please provide a robust discussion of the specific timetables and various alternatives (i.e. expansion of production, acquisitions, etc.) that the company may pursue in order to achieve the distributable cash flows you intend to generate.

8. Prior comment 18 bullet point four asked you to provide the tabular information in your revised disclosure. Please revise accordingly.

9. Please expand your disclosures to clearly indicate the company's intentions regarding cash reserves for general operations and debt service. If the company intends to retain no cash reserves in excess of anticipated interest expense and operating expenses, please state this in your document.

10. We note your response to our comment 19 concerning your determination of Adjusted EBITDA. Please expand your disclosures to indicate, if true, that your revised credit facility does not allow for the early termination of swap agreements. In addition, please indicate that this covenant does not preclude you from sustaining realized losses on settlements of mature swap agreements. Also, as indicated in our original comment, please provide readers with an understanding of how you anticipate to source the cash necessary to cover the possible losses that may be sustained upon settlement of these swap agreements.

Estimated Adjusted EBITDA, page 43

11. Please disclose historical results alongside the 2006 information to enhance investor understanding of your expectations for 2006. Additionally include disclosure that explains and identifies all adjustments to EBITDA that have and/or will require the expenditure of cash.

Employment Agreements, page 99

12. We note your changes in response to prior comment 35. However, your disclosure does not provide much detail regarding *how* Mr. Rockov's cash bonus will be determined. Therefore, we reissue prior comment 35.

Material Tax Consequences, page 122

13. Disclose the information you provided in response to prior comment 40.

Directed Unit Program, Annex A

14. With regard to the materials to be provided to potential investors, we believe that it is inappropriate to require these individuals to confirm that they have "read" or "understood" any particular items. In that regard, we note that there are a number of

references in Form I that require the potential investor to acknowledge that "I understand" the ensuing statements. Please revise all such materials to address this comment.

Linn Energy LLC

Financial Statements

Consolidated Balance Sheet

15. We have reviewed your response to prior comment number 47 and your pro forma balance sheet reported on pages F-75. As previously requested, please report this information alongside your historical information with related note disclosure identifying the impact of your plans to repay debt and redeem membership interests.

16. Please expand your disclosure to explain the extent to which you capital structure is expected to change as a result of your initial public offering. To the extent your change in capital structure is not reflected in the latest balance sheet, please present a pro forma balance reflecting the use of proceeds to repay debt and redeem membership interests (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing, as contemplated by SAB Topic 1B.3. In addition, as a result in the change in your capital structure to include unit holders and the debt repayment and capital redemptions are to be paid out of proceeds of the offering rather than from the current year's earnings, present pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay these amounts (but only the amount that exceeds current year's earnings).

Note 1- Summary of Significant Accounting Policies

(b) Basis of presentation, page F-9

17. We have reviewed your response to prior comment number 49 and note your disclosure on page F-31 that the impact was not material. Please support this conclusion, both in terms of your historical results of operations and your calculation of your standardized measure, which currently does not reflect income tax due to the your legal entity structure. Please also expand your disclosure when discussing your standardized measure to explain the impact of Linn Operating LLC being converted into a Subchapter C-corporation.

Stock Based Compensation

18. We have reviewed your response to prior comment number 53 and do not believe you have addressed our comment. It is reissued in its entirety. As previously requested, disclose how you account for all stock and equity based compensation. We note your

disclosures related to the member interest held by your Chief Executive Officer which is to be redeemed in conjunction with your initial public offering as well as your disclosure of unit grants and unit options, restricted stock, phantom units and unit appreciation rights beginning on page 95.

Note 4 – Related Party Transactions, page F-19

19. We have reviewed your response to prior comment number 55 and do not believe you have addressed our comment.   As previously requested, indicate whether or not the transactions were conducted at fair value.

EMAX Oil Company

Note 1 – Basis of Presentation, page F-45

20. We note your response to our prior comment number 65 that indicates Direct Operating Expense now includes production taxes. Please explain why your amended document does not reflect these amounts as restated. It appears the revised amounts encompass the period originally presented in your Form S-1.

Natural Gas and Oil Property Acquired from Exploration Partners LLC

Supplemental Financial Information for Natural Gas and Oil Producing Activities, page F-74

21. Please explain what you mean by your disclosure regarding the speculative nature of your estimates of economically recoverable gas and oil. Tell us whether or not management believes it has determined its estimates in a manner that they can be considered reliable based on the information available at the time they were made.

Unaudited Pro Forma Combined Statement of Operations

Year Ended December 31, 2004, page F-75

22. Please explain the nature of your adjustment to increase cash for the funding of offering costs paid prior to the completion of the offering. Tell us why it is appropriate to include such an adjustment in your pro forma balance sheet. Refer to Article 11 of Regulation S-X.

23. Please explain the nature of your adjustment for future plugging costs. Explain why this was not considered in your preliminary purchase allocation and tell us why it is appropriate to include such an adjustment in your pro forma balance sheet. Refer to Article 11 of Regulation S-X.

24. Please explain why you have recorded a pro forma adjustment for the payment of debt and how the amount of the adjustment was determined.

25. Please explain how you determined the amount to record as a pro forma adjustment for proceeds from the offering.

26. Please explain why the payment of offering bonuses did not reduce your cash balance.

Engineering Comments

27. Comments below refer to the redline version of the document.

28. We have not received your 9-30-05 reserve report. Be advised that we may have additional comments upon our review thereof.

Business, page 76

Drilling Activity, page 84

29. Please amend your table to distinguish between development and exploration wells per SEC Industry Guide 2.

Notes to Consolidated Financial Statements, page F-9

Net Proved Natural Gas Reserves, page F-27

30. Here you state, "The 11,673,905 Mcfe revisions of previous estimates are upward changes resulting from new information, with the majority of the increase related to development drilling that proved 45 additional undeveloped locations." This does not adhere to the guidance in Financial Accounting Standard 69, paragraph 11 wherein "Revisions represent changes...resulting from new information (except for an increase in proved acreage) normally obtained from development drilling..." Your 45 additional PUD locations appear to fulfill the criteria for extensions. Please amend your document to explain your significant reserve changes per FAS 69.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Accounting Branch Chief, at (202) 551-3683, if you have any questions regarding comments on the financial statements and related matters. Direct questions on engineering comments to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Melinda Kramer at (202) 551-3726 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,



H. Roger Schwall
Assistant Director

cc: Melinda Kramer
     Timothy Levenberg
     Kevin Stertzel
     Jill Davis
     Ronald Winfrey